Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	Rachael M. Zufall Senior Director & Associate General Counsel (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

December 4, 2015

Deborah Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 89 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 89 to the above-captioned registration statement on Form N-1A (the “Amendment”) pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 (“1933 Act”). The Amendment is proposed to become effective immediately upon filing. Pursuant to paragraph (b)(4) of Rule 485 under the 1933 Act, the undersigned represents that the Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (5) of Rule 485. The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 86, which was filed with the Securities and Exchange Commission (“SEC”) on September 4, 2015 (the “initial filing”). The main purpose of this filing is to make the new Advisor Class of the Registrant’s series (the “Advisor Class”) effective.

Your comments on the Prospectuses and Statements of Additional Information (SAI) included in the initial filing were relayed to me by telephone on October 7, 2015. Set forth below are responses to the staff's comments on the initial filing.

1.     Throughout the filing there are various places where information and required exhibits are missing. Please confirm that this information will be provided in the Amendment.

We can confirm that all such missing information and required exhibits will be provided in the Amendment, including the new Advisor Class Shareholder Servicing Plan.

2.     Throughout the filing there are references to Rule 12b-1 fees and plans. Please delete these references to the extent they do not apply.

The new Advisor Class will not have Rule 12b-1 fees or plan, which we believe is fairly represented in the prospectuses and SAIs. In the Prospectuses, we note that the Advisor Class will have a Shareholder Servicing Plan, but this plan is not a Rule 12b-1 plan, and thus we have not included Item 12 of Form N-1A disclosure, which is only required for Rule 12b-1 plans. We have, however, included a zeroed out Rule 12b-1 fee line item in the Prospectus fee tables. This is to reinforce that this Class does not have a Rule 12b-1 plan. In our research in structuring this Class, we noted that there is a clear market segment that does not want Rule 12b-1 fees. Therefore, we wanted to make this starkly apparent in the Prospectus fee tables, which is what many investors primarily review in deciding whether to invest in the Class. We also believe that our references to Rule 12b-1 plans in the SAIs are accurate as they relate to the Retail and Premier Class Rule 12b-1 plans, since the SAIs concern all of the Registrant’s share classes.

3.     Please confirm that all fee waivers and reimbursements outlined in the Prospectuses will be in place for one full year from the date of the Prospectuses.

We can confirm that all fee waivers and reimbursements disclosed in the fee table of the Prospectuses will be in place for one year from the date of the Prospectuses.

4.     To the extent that the Advisor Class charges a deferred sales change, please include the effect of such a charge in the expense example.

The Advisor Class will not charge a deferred sales charge.

5.     With respect to all funds of funds Prospectuses, consider adding other risks of the underlying funds to the principal risks listed in the summary part of the Prospectuses or provide the rationale for not including such disclosure.

Our objective in including the risks disclosed in the summary part of the Prospectuses is to disclose the principal risks of the Funds of Funds, which include any risks of the Underlying Funds in which the Funds of Funds invest which we deem to be principal to the Funds of Funds. As referenced in our conversation, we do not generally believe that risks that are principal to the Underlying Funds in which the Funds of Funds have a small allocation are principal risks to the Funds of Funds. Thus, we have not included such risks in the summary part of the Prospectuses, but have included them in the statutory part of the Prospectuses as other, non-principal risks. For example, while we believe natural resources sector risk is a principal risk of the underlying Global Natural Resources Fund, we do not believe it is a principal risk to the Funds of Funds, which generally have a less than 5% allocation to this Fund. This is also in keeping with the objective of the summary part of the Prospectus to briefly describe key aspects, including key risks, of the Funds, rather than all aspects of the Funds, which are more appropriate for the larger statutory portion of the Prospectuses.

6.     Please add risk disclosure to the summary portion of the Funds of Funds Prospectuses concerning foreign fixed-income risk if such Funds invest in such securities.

Per the response in #5 above, we do not believe that foreign fixed-income risk is a principal risk of the Funds of Funds because many have no allocation to Underlying Funds with material positions in foreign debt securities, and the others generally have only a small allocation. However, we do include such a risk in the statutory part of the Prospectuses of the Funds of Funds that do have such an allocation as a non-principal risk. Conversely, we include foreign equity risk as a principal risk in the summary prospectuses of many of the Funds of Funds because, in such cases, their investment in Underlying Funds with this exposure is substantially higher.

7.     In the “Past Performance” section of the Prospectuses, because not all Funds show each of the periods referenced, please make it clearer in the narrative disclosure that the charts below might not show all of these periods due to their varying inception dates.

Per our conversation, we have moved up the reference in this sentence that notes that not all periods may be applicable to a particular Fund or share class. This promotes clarity for shareholders, but allows us to maintain common disclosure across all Prospectuses. See the following revised sentence with changes bolded: “The performance table following the bar chart shows the Fund’s average annual total returns for the Institutional, Retirement, Premier and Retail Classes over the applicable one-year, five-year, ten-year and since-inception periods ~~(where applicable)~~ ended December 31, 2014, and how those returns compare to those of certain broad-based securities market indices and a composite index based on the Fund's target allocations.”

8.     In the “Purchase and Sale of Advisor Class Shares” section of the summary portion of the Prospectuses (as well as in the “Class Structure” section of the SAIs), please note that this Class can be sold through insurance company separate accounts to conform the eligibility section in the statutory part of the Prospectuses.

We have added such a reference in both locations.

9.     In the statutory portion of the Prospectuses, please consider restructuring risks to more clearly divide principal risks from non-principal risk disclosure.

We have divided this disclosure to make it clearer which risks are principal and which are non-principal.

10.   Please consider whether the “Derivatives Risks” section in the statutory portion of the Prospectuses should be moved into the general risk section of this portion.

We believe that the current location of this disclosure is appropriate. This section follows sections on the Funds’ usage of derivative instruments, so we believe it is logical to discuss the risks of these securities after discussing what they are and how the Funds might use them. However, we have clarified in this section that this is a non-principal risk of the Funds.

11.   Please clarify in the “Distribution and Service Arrangements” and “Your account: purchasing, redeeming or exchanging shares” sections in the statutory portions of the Prospectuses that these sections only concern Advisor Class shares.

We have added “---Advisor Class” to the title of each of these sections.

12.   In the “Other Information for Benefit Plans” section of the statutory portion of the Prospectuses, please revise the disclosure to correct references to “participant accounts.”

We have revised the relevant sentences in this section so it reads as follows (with changes bolded): “The Funds do not currently restrict the frequency of investments made in the Funds by participants ~~accounts~~ through Benefit Plans, although the Funds reserve the right to impose such restrictions in the future. If you are investing in the Funds through a Benefit Plan, your employer’s plan may limit the amount and available methods to invest in your ~~participant~~ account. Additionally, the Code limits total annual contributions to most types of Benefit Plans.”

13.   Please confirm supplementally that the Funds of Funds do not intend to concentrate their portfolios in any particular issuers or industries.

We can confirm that there is no intent for the Funds of Funds to concentrate their portfolios in any particular issuers or industries.

14.   Please add concentration risk to the principal risks for the Real Estate Securities and Global Natural Resources Funds in their Prospectuses.

We already have principal risk disclosure around the concentration of investments in particular industries or sectors in the summary and statutory portions of these Funds’ Prospectuses.

15.   Please confirm that the Funds’15% limitation on investments in illiquid investments is disclosed in the SAIs.

We can confirm that such a statement is disclosed within the section “Illiquid Investments” in the SAIs.

16.   Please confirm that you have not deleted the note on Money Market Reform in the SAIs.

We deleted this note in the Funds of Funds SAI because none of the Funds have a material allocation to the Money Market Fund. However, this note remains in the TCF SAI that covers the Money Market Fund.

17.   Please confirm what types of annuities the Funds of Funds may invest in.

There is no current intention for the Funds of Funds to invest in any annuities; such disclosure is merely meant to maintain future flexibility. Additionally, the Funds of Funds may invest in a direct real estate pool in the future, for which we have provided general disclosure and for which we recently received exemptive relief from the Commission, but the Funds’ Board still needs to approve such an investment.

18.   Please add a reference to the Advisor Class to the footnote under the Retirement Class service agreement chart in the SAIs.

We have added such a reference.

* * * * *

The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall
Rachael Zufall